PRESS  RELEASE

CZN-TSX	March 30, 2006
FOR IMMEDIATE RELEASE

• Canadian Zinc Reports Financial Results for 2005

• Steady Progress at Prairie Creek Project

• Strong Financial Position

Canadian Zinc Corporation (“TSX-CZN”) reports filing of its audited Financial Statements for the year ended December 31, 2005.  The net loss for the year was $1,967,312, including a stock based compensation charge of $1,314,000, compared to a net loss of $679,127 in 2004.  Excluding the stock based compensation charge the loss for 2005 was $653,312, compared to a loss of $679,127 in 2004.  The loss in each year largely comprised corporate administrative expenses.

The Company’s balance sheet at year ended reflected cash and cash equivalents of $16,063,876, with no debt.  Subsequent to year end the cash increased to approximately $25,000,000 at January 31, 2006, placing the Company in its strongest ever financial position.

This press release should be read in conjunction with audited financial statements and the notes thereto for the year ended December 31, 2005.  Additional information relating to the Company, including Management’s Discussion and Analysis and the Company’s Annual Information Form, is available on SEDAR at www.sedar.com

Development at Prairie Creek

The underground workings were previously rehabilitated and new electrical substations and ventilation systems were installed in preparation for the planned decline and underground drilling program. During 2005, the Company carried out further extensive site preparation program at the Prairie Creek property investing a total of $1.4 million in mine development. Important site maintenance, engineering studies and environmental work was carried out in 2005, including the installation of a new water treatment plant and construction of a new water polishing pond.

A major metallurgical testing program was also carried out with encouraging results. Heavy media separation studies indicate that Prairie Creek ore is amenable to pre-concentration which substantially upgrades the amount of metal in the mill feed and reduces power requirements. The metallurgical test work completed by SGS Lakefield Research demonstrated that higher metal recoveries are achievable through the production of separate oxide and sulphide concentrates.  The test work also demonstrated that both vein and stratabound mineralization, can be co-mingled with no adverse impact on recoveries.

Canadian Zinc Corporation

March 30, 2006

Steady Progress in Permitting

Judgment was issued in May 2005 by the Supreme Court of the Northwest Territories in the Judicial Review of the decision of the Mackenzie Valley Land and Water Board that the Company’s application for a Land Use Permit to use the existing winter road, which connects the Prairie Creek Mine with the Liard Highway, was not exempt from environmental assessment.  The Court overturned the decision of the Water Board and ruled that the road undertaking is exempt from environmental assessment.

The Environmental Assessment of the Company’s application for a Land Use Permit for its Phase 3 Exploration Program at Prairie Creek was completed during the year with the issue of a report by the Mackenzie Valley Environmental Impact Review Board recommending that the project be approved.  In February 2006 the report of the Review Board was approved by the Minister for Indian Affairs and Northern Development.  The application is now before the Water Board for the issue of the permit.

Judgment was issued in December 2005 by the Federal Court of Canada in the Judicial Review taken by the Deh Cho First Nations against the decision of the Water Board to issue a Type ‘B’ Water Licence to the Company. The Court directed the Water Board to reissue the Water Licence. The Water Licence was reissued to Canadian Zinc in February 2006.

Plans for 2006

Plans for 2006 include initiating the underground decline development and underground drilling program on the Prairie Creek property, commencing in May.  This will involve driving four to five hundred meters of new decline within the underground workings and carrying out 10,000 meters of underground infill drilling.  The objective of this program will be to better define the known mineral resource in the Main Zone and further explore for additional resources outside the currently known resource area.  At the same time ongoing technical and metallurgical studies will be carried out to advance the project to towards commercial production.

The Company’s permitting activities will continue during 2006.  It is expected that the Land Use Permits for the Company’s Phase 3 Exploration Drilling Program and for the Winter Road will be issued during the year.  The application for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek mine will be filed during the year.

A budget of $5.7 million has been approved for the Prairie Creek project for 2006.

Strong Metal Prices

The prices of the metals at Prairie Creek, zinc, silver and lead, all strengthened significantly in 2005.  Demand for zinc and lead increased in 2005 with strong global growth led by China and inventories have declined to historical low levels.  The prices of zinc and silver moved strongly upward in the first three months of 2006 and increased demand for minerals, allied to a continuing shortage in supply, will help sustain metal prices, which in turn will encourage investor interest in mining and exploration companies.

“Canadian Zinc’s Prairie Creek mine is believed to be one of the highest grade  zinc/lead/silver properties in the world and, with today’s metal prices and reduced concentrate treatment charges, the current market environment would be an excellent time for the Prairie Creek mine to be in production”. said John F. Kearney, President.

Canadian Zinc Corporation

March 30, 2006

“It is unfortunate that putting this mine into production is being held up by permitting delays.  Nevertheless we are steadily working our way through the permitting process and making good progress. Canadian Zinc is looking forward to a very active and successful year in 2006.”

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek  (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed  underground  mine with an existing 1,000 ton per day mill and related infrastructure and equipment .  The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of  3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential.  The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information,  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements or information.  Factors that may cause actual results to vary materially include, but are not limited to, government action or delays in the receipt of permits or approvals,  changes in commodity and power prices, changes in interest and currency exchange rates,  geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations), cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

  E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Canadian Zinc Corporation

March 30, 2006